SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2003

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)

As a listed private equity fund of funds and fund advisory business, SVIIT provides both high net worth investors and smaller institutions access to private equity returns that have historically been available only to large institutions.

SVIIT's principal investment objective is to achieve capital appreciation by investing in an international portfolio of buy-out and development capital funds managed or advised by Schroder Ventures or Permira. Over the last five years, SVIIT has produced compound growth in net assets per share of 17.5%1 p.a., outperforming its peer group of listed private equity companies and public market indices.

To complement its principal investment objective, SVIIT's fund advisory business is dedicated to the structuring and managing or advising of third party products for investment in private equity.

RECENT KEY EVENTS:

-   Investment in Europe's largest directories  operator
    -the directories, directory assistance and business information operation of SEAT Pagine Gialle in Italy. SVIIT's initial share of this investment will be approximately GBP42 million.

- Investment in Holmes Place - the leading brand in the premium health club market in the UK operating over 60 clubs. SVIIT's share of this investment will be approximately GBP14 million.

-   Investment   in  Premiere  -  the   leading   pay-TV
    operator in Germany and Austria. SVIIT's commitment to this investment is approximately GBP22 million.

-   Investment   in   Rodenstock   -  the  German  based
    manufacturer of spectacles. SVIIT's share of this investment will be approximately GBP8 million.

- Issue of GBP40 million convertible bond - in order to increase SVIIT's capacity to make commitments to new private equity funds, which have the potential to provide for future net asset growth.

-   $402 million raised for International  Life Sciences
    Fund III - the fund had a final  close in May  2003.
    SVIIT's commitment to this fund is $75 million.

-   Launch of second  fund of funds with  Schroders  plc
    -the successor fund of funds has been launched in conjunction with Schroders with a target of 250 million.

-   Launch of P123 - SVIIT has  appointed  CSFB to raise
   EUR215 million for P123.

1  At 31 December 2002

HIGHLIGHTS FROM THE 31 DECEMBER 2002 REPORT & ACCOUNTS

-   NAV increased by 9.5% to GBP463.2 million (June 2002: GBP423.1 million).

-   NAV per share, on a fully-diluted basis, increased to 445.8p.

- Realisation of Homebase at a substantial premium (GBP58 million) to the June 2002 valuation.

- Eight new and 18 follow-on investments made. Two of the eight new investments feature in the Twenty Largest Underlying Companies; Travelodge and Little Chef (GBP56.5 million), and Ferretti
    (GBP31.8 million).

- Compound growth rate in NAV per share of 17.5% p.a. over five years, which compares to a negative compound return of (4.7)% p.a.from the FTSE All-Share over the same period.


COMPOUND ANNUAL NAV & SHARE PRICE GROWTH RATE

                                1        2        3        4        5
                             Year    Years    Years    Years    Years

NAV per                     12.5%     0.7%     7.1%    11.6%    17.5%
share *

Share                       28.3%     7.6%   (0.5)%    14.7%    20.1%
Price **


*  based  on NAV at 31  December  1997  (198.6p)  and 31 December 2002 (445.8p)

** based upon share  price at 27 June 1998 (182p) and 27 June 2003 (455p)

MAJOR DEVELOPMENTS SINCE
31 DECEMBER 2002

INVESTMENTS

Seven new investments and eight follow-on investments were announced during the six-month period. Not including the investments in SEAT Pagine Gialle, Holmes Place and Rodenstock, which are due to complete in the third quarter, total calls paid during the period were approximately GBP26 million.

SEAT Pagine Gialle - through its holding in Permira Europe II, SVIIT will be investing in the telephone directories, directory assistance and business information operations of SEAT Pagine Gialle. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher.

Funds advised by BC Partners, CVC Capital Partners, Investitori Associati and Permira, have entered into a sale and purchase agreement with Telecom Italia to acquire approximately 61.5% of the share-capital of "New SEAT"; New SEAT is the company that will inherit the telephone directories, directory assistance and business information operations of SEAT Pagine Gialle, once it is demerged.

The completion of the acquisition will be subject to the demerger of SEAT Pagine Gialle becoming effective, the admission to listing of New SEAT on the Borsa Italiana -which is expected to occur in August - and the approval of competent anti-trust authorities.

Following the completion of the purchase of Telecom Italia's interest in New SEAT, BC Partners, CVC Capital Partners, Investitori Associati and Permira will launch a public tender offer for the remaining ordinary share-capital of New SEAT.

SVIIT's initial investment in this company will be approximately GBP42 million. Following the completion of the public tender offer for the remaining ordinary share-capital of New SEAT, SVIIT's total commitment to this investment will be approximately GBP68 million (dependent on the take-up of the public tender offer).

Premiere - as reported in the December 2002 accounts, SVIIT, through its investment in Permira Europe II has invested in Premiere, the leading pay-TV operator in Germany and Austria. Premiere, with over 2.6 million subscribers, offers exclusive premium Pay-TV content including sport, movies and special interest packages on 23 channels as well as Pay-per-View. SVIIT's commitment to this investment is approximately GBP22 million.

Investment in Holmes Place - one of Europe's leading premium health club operators with approximately 260,000 members across 67 clubs.

Funds advised by Permira and Bridgepoint have announced a recommended offer for Holmes Place plc, which is listed on the London Stock Exchange, at 25p per share. The offer is subject to various conditions, including its acceptance by the existing shareholders and competition clearance.

SVIIT's share of this investment will be approximately GBP14 million.

Rodenstock  -  one  of  the  world's   leading   manufacturers   of  spectacles.
Headquartered  in  Munich,   Rodenstock,   supplies   prescription  eyewear  and
sunglasses. The company has almost 6,000 employees based in 18 countries and dedicated production sites in Germany, Thailand and the Czech Republic. SVIIT's share of the investment will be approximately GBP8 million.

Other new investments were:

  Company                        Country            Sector

  Therascope                     Germany     Life Sciences
  NeoVestor                           US     Life Sciences
  Uknow                               US     Life Sciences


REALISATIONS

The effective closure of the IPO markets for new issues and the fact that many trade buyers are cash constrained means that, in general, the current rate of realisations by private equity funds has fallen. Investment holding periods for private equity look set to return to their long-term norm of between four and five years. Private equity funds will not only have to ensure that their portfolio companies are adequately capitalised over these time frames, but will also need to be increasingly innovative to identify and secure effective realisations for their investors.

As anticipated, the rate of realisations in the first half fell with SVIIT receiving distributions of GBP3.7 million, at a relatively low average premium of approximately 12% to values at 31 December 2002. Since inception, SVIIT has reported an average premium on realisations of 46% to previous valuations.

Whilst well below SVIIT's long-term average of approximately GBP50 million of distributions in a six-month period, it is expected that the level of distributions will return to SVIIT's long-term average in the coming periods.

Realisations included:


Company                        Country           Type of
                                             Realisation

PJH                                 UK              Full
DPP                                 UK              Full
EIP Metals                          UK              Full
Domoservices                    France              Full
Culture Convenience              Japan           Partial


VALUATIONS

SVIIT's underlying portfolio of companies will be revalued at 30 June 2003 in accordance with British Venture Capital Association (BVCA) guidelines and will be announced in September 2003.

CONVERTIBLE BOND ISSUE & INCREASE IN CREDIT FACILITY

The current investment environment for private equity, particularly in Europe, provides an excellent opportunity for SVIIT to make commitments to new private equity funds, which have the potential to provide for future net asset growth.

In order to provide SVIIT with the maximum flexibility to capitalise on these opportunities, SVIIT has issued GBP40 million of subordinated convertible bonds and increased its credit facility (which remains un-drawn) with its bankers by 25% toEUR285 million.

The bonds, which mature in 2013, are listed on the London Stock Exchange, have a coupon of 4.5% p.a. paid semi-annually in May and November. The bonds are convertible into fully paid ordinary shares of SVIIT at a conversion price of 480p.

NEW FUNDS

International Life Sciences Fund III (ILSF III) - has had a final closing with total commitments of $402 million. ILSF III is Schroder Ventures Life Sciences third fund and brings its total funds under management to around $850 million. The group is based in Boston and London.

Consistent with Schroder Ventures Life Sciences' earlier funds, the fund has a broadly diversified investment strategy. The fund's primary focus will be on providing startup, early stage and expansion capital to unquoted life sciences companies in the US and Europe. ILSF III will invest across a range of life sciences sectors, including biotechnology and pharmaceuticals, medical devices and instruments, healthcare IT and healthcare services. Investment size is typically between $10 million and $20 million.

SVIIT's total commitment to this fund is $75 million.

FUND ADVISORY BUSINESS & PRODUCT FOCUS

Schroder Private Equity Fund of Funds II (SPEFOF II) - is the second private equity fund of funds launched in conjunction with Schroders plc. SPEFOF II will apply for listing on the Dublin Stock Exchange and has been structured to meet the requirements of both small and large institutions in addition to high net worth individuals. Its structure offers investors the choice of three separate share classes with differential pricing, allowing for a minimum investment of EUR125,000. The fund of funds will invest with established top tier private equity management groups primarily in Europe and the US. Investments will be diversified by manager, geography, stage of development and vintage year and commitments totalling more than $40 million have already been made to four funds. The fund of funds aims to invest in approximately 15 to 20 individual private equity funds.

P123 - following the approval of SVIIT's shareholders for the transfer of some of SVIIT's assets to P123, the formal marketing of the vehicle has started. P123 will have commitments to Permira's two existing pan-European buy-out funds, Permira Europe I and II, and will also make a substantial commitment to Permira Europe III. The minimum investment in P123 will beEUR1 million and a final closing is expected in the fourth quarter of 2003.

SVIIT will transfer a proportion of its interests in Permira Europe I and II to P123 in return for a holding of approximately 40% of P123. The remaining 60% of P123 will be placed with other investors.

SVIIT will separately make a direct commitment to Permira Europe III. However, the transfer of some of SVIIT's interests in Permira Europe I and II in return for a substantial holding in P123 will enable SVIIT to gain a greater exposure to Permira Europe III, whilst maintaining, both directly and on a look through basis through P123, the great majority of its exposure to Permira Europe I and II.

MARKET COMMENTARY

Europe The level of private equity activity is beginning to recover from the hiatus of 2001/2002 when financial buyers and potential vendors were cautious, concerned by the general economic and public market down-turn. Since the end of 2002, an uncertain stock market, lack of appetite for initial public offerings, and little competition from typical corporate strategic buyers, have resulted in a cautious buying environment for private equity managers.

At the larger end of the market, corporations looking for liquidity are divesting non-core assets at attractive prices. The absence of strategic buyers, who themselves are focusing on the need to fund their existing businesses, has reduced competition for private equity managers. At the smaller end, venture capitalists are recapitalising existing companies and taking calculated risks on new ones, recognising that there will be a longer-term development cycle.
Managers are building and funding companies with the anticipation of no near-term liquidity.

Uncertain capital markets continue to make it difficult for private equity firms to realise investments and return capital to their investors. Many private equity managers have been forced to look at alternative methods of returning capital to investors and we expect recapitalisations and secondary buy-outs to become more commonplace.

United States Despite three straight years of stock market decline, continued concerns about terrorism, the impact of the war in Iraq and corporate scandals involving accounting irregularities, the United States appears poised for future economic growth, albeit, at a slow rate. Moreover, an improving economy, low interest rates and more reasonable valuations have created attractive investment opportunities for private equity firms.

The current environment for exits, however, is still difficult and has created a double-edged sword. Corporate strategic investors have become net sellers as they focus on core competencies and paying down debt via asset sales. While this dynamic creates investment opportunities for private equity firms, it also favours longer investment holding periods. As a result, M&A activity is down significantly and IPOs are all but non-existent.

Japan Japanese stock markets continue to decline, reducing available capital for companies at a time when banks are scaling back corporate lending. The opportunity for private equity providers to fill this funding gap is increasing and pricing is favourable. The government is under continuing pressure to enact economic reform, which should be beneficial to all investors in Japan, but even in the absence of this, Japanese companies have attractive fundamentals. Interest rates remain low, which bodes well for the buy-out market, where senior debt prices are below 3% per annum, and the possibility of generating significant returns from buy-outs of profitable, cash flow positive companies purchased at attractive prices is considerable. Since the IPO market is limited, exit opportunities in the short to medium term are likely to come from trade sales to overseas buyers wishing to enter the Japanese market and recapitalisations.

Life Sciences The last six months has seen a dramatic change in the sentiment of public market investors towards the biotech sector. The NASDAQ Biotech Index is up 49% in dollar terms as a barrage of positive newsflow has drawn money back to the sector.

The Food and Drug Administration (FDA) has approved seven drugs so far in 2003 and shows signs of being more accommodating when considering approvals of drugs for life-threatening diseases. The combination of good clinical data, positive sentiment around the regulatory environment and strong quarterly earnings from those companies that are profitable have reminded investors of the attractive fundamentals of the biotech sector. This has allowed a number of biotech companies to raise both debt and equity to bolster their balance sheets, although the IPO window has yet to open.

Mergers and acquisitions activity continues. Pharmaceutical companies remain dependent on biotech companies to supplement their pipelines and the number of alliances continues to rise.

The positive sentiment and rising valuations in the public biotech market is yet to feed through to the private biotech market. Deal-flow across the sector remains strong with a number of high quality companies looking for funding at attractive valuations. Further consolidation is expected between companies with a product pipeline and little cash and those with cash and no viable business model. The demise of the Neuer Markt in Germany, on which a large number of the European biotechs floated in the 1999-2000 boom, and the lack of buoyancy of the continental indices (in contrast to the NASDAQ biotech index) means exits in Europe via the public markets still look some way off.


O:\WPS\JAS\2003\Sviit\Lse\6K announcements - July 2003.doc


                                                                    20 June 2003

                     Substantial Share Interest Notification

We are writing to advise you that the Company was notified on 20 June 2003 that following a purchase of shares, Lansdowne Partners Limited Partnership, on behalf of client funds that it manages, has an interest in 8,084,162 ordinary shares of GBP1 each in the Company, amounting to 7.90 per cent of the 102,391,012 shares in issue. The date of the transaction was not disclosed.

--------------------------------------------------------------------------------

Enquiries:

John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206


                                                                    26 June 2003


      GBP40,000,000 4 1/2 per cent. Subordinated Convertible Bonds due 2011
                      (the "Bonds") - Notice to Bondholders

NOTICE IS HEREBY GIVEN by Schroder Ventures International Investment Trust plc to the holders of the Bonds identified above that at the meeting of such holders convened by notices circulated to Bondholders on 30 May 2003 (the "Notices") for 12:30 p.m. (London time) on 25 June 2003, the Extraordinary Resolution set out in the Notices was duly passed and is effective.

--------------------------------------------------------------------------------

Enquiries:

John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206

                                                                     4 July 2003

                                    Newssheet


Schroder Ventures International Investment Trust plc has today despatched its June 2003 Newssheet to shareholders. A copy of the Newssheet will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone number: 020 7676 1000


--------------------------------------------------------------------------------

Enquiries:

John Spedding
Schroder Investment Management Limited                        Tel: 020 7658 3206



4 July 2003

         Schroder Ventures International Investment Trust plc ("SVIIT")

                         Notification of Interim Results


SVIIT will announce interim results for the six-month period ended 30 June 2003 on Wednesday 3 September 2003. An analyst presentation will be held at 9.30am at Weber Shandwick Square Mile's offices: Fox Court, 14 Gray's Inn Road, London, WC1X 8WS.


For further information:

SVIIT
Alice Todhunter                                                    020 7010 8925

Weber Shandwick Square Mile
Peter Corbin                                                       020 7067 0700



For immediate release 17 July 2003


          Schroder Ventures International Investment Trust plc (SVIIT)

        Issue of GBP3 million 4.5 % Subordinated Convertible Bonds due 2013


SVIIT has issued GBP3 million in principal amount of 4.5% Subordinated Convertible Bonds due 2013. Once listed on the official list maintained by the UK Listing Authority and admitted to trading on the London Stock Exchange plc's market for listed securities, these bonds will be fungible with SVIIT's existing GBP40,000,000 4.5% Subordinated Convertible Bonds due 2013 issued on 20 May 2003.

The bonds have an annual coupon of 4.5% and are convertible into fully paid ordinary shares of SVIIT at a conversion price of 480p.


For further information, please contact:

Schroder Ventures International Investment Trust plc
Nick Ferguson                                                      020 7010 8910



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC



Date: 23 July 2003


                                       By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries